December 2, 2014

Deborah O’Neal-Johnson, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Reserve Investment Funds, Inc. (“Registrant”)

  on behalf of the following series:

   T. Rowe Price Government Reserve Investment Fund

   T. Rowe Price Reserve Investment Fund

   T. Rowe Price Short-Term Government Reserve Fund

   T. Rowe Price Short-Term Reserve Fund

  File Nos.: 811-08279

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments provided to Tawanda Cottman on November 10, 2014 regarding Amendment No. 21 to the Registrant’s Registration Statement, which was filed on Form POS-AMI on September 26, 2014. Your comments and our responses are set forth below.

Comment:

The prospectuses for the T. Rowe Price Reserve Investment Fund and the T. Rowe Price Short-Term Reserve Fund state that each fund can invest in foreign securities. If the funds will also invest in emerging markets securities, please add more specific disclosure for emerging markets investing and add the risks that are involved with such investing to the funds’ principal risks.

Response:

The funds do not invest in securities of emerging markets issuers, therefore no additional disclosure is necessary.

Comment:

In the prospectus for the T. Rowe Price Reserve Investment Fund and the T. Rowe Price Government Reserve Investment Fund, the fourth paragraph under the heading, “More Information About the Funds and Their Investment Risks,” states:

“The SEC recently adopted changes to the rules that govern money market funds. These changes, among other things, will require an institutional money market fund that is not a “government” money market fund to compute its share price using market values as opposed to using amortized cost to maintain a stable share price of $1.00; will permit and, under certain circumstances, require all money market funds to impose a liquidity fee (up to 2%) and/or redemption gate when liquidity falls below a certain level; and enhance the diversification requirements under Rule 2a-7. The extent and impact of the changes to the rules are not yet fully known and may not be known for some time. “

The last sentence of the paragraph was probably written before the rules were finalized, and should therefore be updated.

Response:

The entire paragraph was added as a result of the new money market fund rules being finalized. However, we agree that the last sentence of the paragraph should be updated to better reflect how the new rules are being evaluated for implementation. Accordingly, we intend to revise the last sentence of the disclosure as follows:

The impact of these rule changes on the funds is still being analyzed.

The revised disclosure will be added to the prospectus on the next regularly scheduled update to the Registrant’s Registration Statement, as well as to any other T. Rowe Price money market funds’ prospectuses prospectively.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Darrell N. Braman at 410-345-2013 or Tawanda L. Cottman at 410-345-4981.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Reserve Investment Funds, Inc.